  (212) 318-6960

  alexandramarghella@paulhastings.com

March 6, 2023

Mr. Bernard Nolan

U.S. Securities and Exchange Commission (the “SEC”)

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Gabelli ETFs Trust (the “Trust”)

File Numbers: 333-238109; 811-23568

Dear Mr. Nolan:

This letter responds to comments provided by you to the undersigned firm with respect to the registration statement on Form N-1A (“Registration Statement”) for the Gabelli Equity Income ETF (formerly known as the Gabelli Global Small Cap ETF (the “Small Cap Fund”)) (the “Equity Income Fund”) and the Gabelli Commercial Aerospace and Defense ETF (formerly known as the Gabelli Equity Income ETF (the “Equity Income ETF”)) (the “A&D Fund”) (each, a “Fund” and collectively, the “Funds”), each a series of the Trust, filed with EDGAR submission type 485APOS, which was accepted via the EDGAR system at 11:57 a.m. on January 10, 2023 (Accession Number 0001193125-23-005355).

The Trust’s responses to your comments are reflected below. We have restated your comments for ease of reference. The responses to the comments will be reflected in the new Registration Statement (the “Amendment”). Capitalized terms shall have the same meaning as in the registration statement, unless otherwise indicated.

General

Comment 1: Please provide responses at least five business days before the date the Registration Statement goes effective.

Response: Confirmed. The Trust shall furnish the responses at least five business days in advance of the effective date.

Comment 2: Please supplementally inform the SEC Staff (the “Staff”) why the board of trustees (the “Board”) believes these changes are consistent with its fiduciary duties and are in the best interest of its shareholders who did not vote for these changes. Explain in detail what the Board considered, how it weighed the information in arriving at its decision, and why the Board concluded that this approach was better for shareholders in lieu of other alternatives, such as

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converting the Gabelli Global Small Cap ETF into the A&D Fund. Please support your explanation of the Board’s considerations with data; for example, if cost was a consideration, please provide data on the expected cost savings from the proposed changes as compared with simply adding a new series to the Trust or converting a different series of the Trust.

Response: We submit that, with respect to the changes in the Small Cap Fund, which is converting to the new Equity Income Fund, all those changes were made to a fund that had not commenced its offering, had no shareholders and will not commence its offering or have shareholders until this registration statement goes effective.

With respect to the Equity Income ETF, which is converting to the A&D Fund, earlier changes that were reflected in the 497 filings of the Equity Income ETF on December 29, 2023, were made before that fund commenced its offering or had any shareholders. Therefore, with respect to those changes, no shareholder vote was required at that time, although such changes may have required a vote if the fund had shareholders at that time.

The changes made in this registration statement filing to the Equity Income ETF, which is converting to the A&D Fund, do not involve changes that are fundamental and do not require shareholder vote. In addition, shareholders who purchased the Equity Income ETF after its launch on January 3, 2023, were made aware of these upcoming changes by receipt of the 497 filing made on January 13, 20231.

The use of these shell funds by the Adviser in this sequence was implemented based upon which shell fund could be utilized to most quickly get these strategies in the market in accordance with all applicable laws and regulations.

Comment 3: Please explain why the adviser, Gabelli Funds, LLC (the “Adviser”) has concluded these changes are consistent with its fiduciary duty to the Funds.

Response: The Trust respectfully directs the Staff to the response to Comment 2.

Equity Income Fund

Comment 4: Please explain what the composition of the Equity Income Fund’s shareholder base (e.g., is it affiliated or unaffiliated, retail or institutional, domestic or foreign, etc.). Please confirm what percentage of the Equity Income Fund’s shares are held by retail investors.

1 Gabelli ETFs Trust 497

March 6, 2023

Response: The Small Cap Fund, to be reoffered as the Equity Income Fund, has no shareholders and will not have any shareholders until this registration statement becomes effective.

With respect to the current Equity Income ETF, the name of which will change to the A&D Fund upon this registration statement becoming effective, the composition of the Fund is 76% adviser and seed investors and 24% retail investors.

Comment 5: Please inform the Staff what percentage of the Equity Income Fund’s current portfolio needs to be repositioned as a result of the conversion and changes made.

Response: The prior Equity Income Fund (which will become the A&D Fund upon this registration statement becoming effective), did not launch until January 3, 2023. The adviser expects no repositioning with respect to any of the changes set forth in this registration statement.

Comment 6: Have any shareholders, including authorized participants, contacted the Trust, Equity Income Fund, or intermediaries about this planned transaction? If so, please describe the nature of the communications, including whether anyone has expressed displeasure or disagreement with the planned transaction or threatened legal action.

Response: As previously noted, there were no shareholders to the Equity Income ETF prior to its launch on January 3, 2023.

The Trust submits that no shareholders or authorized participants have contacted the Trust, the Equity Income ETF or any intermediaries about the planned transaction.

Comment 7: On page 2 of the prospectus, in the Fees and Expenses section, please confirm supplementally that the fee waiver agreement will be filed as an exhibit to the Registration Statement.

Response: Confirmed.

Comment 8: We note that the captions and footnotes of both fee tables appear to be incomplete. For example, it is not necessarily clear that the second and fourth footnotes relate to the “less fee waiver and/or expense reimbursement” caption. Please revise accordingly.

Response: The Trust respectfully submits that it shall revise the Registration Statement accordingly.

Comment 9: Please clarify that the fee table in the first year of the expense example assumes that net assets do not exceed $25 million and that as a result the expense ratio may be higher than what is presented. In this regard, we note the explanation provided in the fee waiver agreement filed as

March 6, 2023

exhibit 22(d)(12). Please consider providing similar disclosure in the prospectus. In addition, please confirm supplementally that the Funds do not expect to exceed $25 million in the first year; otherwise, the fee table should be based on a good faith estimate of first year expenses assuming more than $25 million in net assets.

Response: The Trust respectfully submits that it shall add the required disclosure. In addition, the Adviser believes that the Fund will not exceed $25 million in net assets in the first year.

Comment 10: If the Adviser can recoup the fees waived within three years, please provide such information in a footnote to the fees. In this regard, we note the disclosure regarding recoupment on page 21 of the prospectus.

Response: The Trust respectfully submits that it shall add the required disclosure.

Comment 11: In the Principal Investment Strategy section for the Equity Income Fund, you state that at least 80% of the Equity Income Fund’s net assets will be invested in income producing equity under normal market conditions. Please clarify whether the net assets includes any borrowings for investment purposes. In this regard, we note that you have fundamental policies permitting you to issue senior securities and borrow money to the extent permitted by law.

Response: The Trust submits that the net assets would include assets purchased from borrowing, however, the fund does not anticipate using leverage in this portfolio.

Comment 12: On page 14, please explain how opportunities for “capital appreciation not appearing attractive” is a permissible basis for departing from the 80% policy, or otherwise revise accordingly. In this regard, please refer to Section 2(a)(4) of the Rule 35(d)(1) Adopting Release (Release No. IC-24828).

Response: Consistent with Rule 35(d)(1), as adopted, investment companies are to comply with the 80% investment requirement “under normal circumstances. The “under normal circumstances” standard permits investment companies to take temporary defensive positions to avoid losses in response to adverse market, economic, political or other conditions. In this case, the Equity and Income Fund is prepared to depart from the 80% investment requirement only in the aforementioned, limited, appropriate circumstances. Please note that the sentence was revised to make clear that these investment strategies will only be deviated from outside of normal market conditions.

A&D Fund

March 6, 2023

Comment 13: We note your press release announcing the launch of the A&D Fund on December 28, 2022. Please provide us with a legal analysis explaining why the use of such communications is compliant with Section 5(c) of the United States Securities Act of 1933 (the “Securities Act”).

Response: The Trust respectfully submits that on December 28, 2022, the Equity Income ETF, the predecessor to the A&D Fund, had an effective registration statement and valid prospectus and was available for legal purchase if the Adviser wanted to commence the offering at that time. The Trust also notes that the press release was filed after the close of business on December 28, 2022, and on December 29, 2022, two separate 497 filings were made which included i) a statutory prospectus with the updated language discussed throughout this letter regarding the changes to the Equity Income ETF including risk disclosure related to aerospace and defense investments and ii) a supplement to the Statement of Additional Information regarding the fundamental restrictions regarding concentration. The press release also indicates that trading under the new name would be made only after this Registration Statement becomes effective. In addition, another 497 filing was made which announced the name change following the effectiveness of this Registration Statement. The Trust also submits that the press release highlights the following: “This ETF is not yet available to purchase, and this is not a solicitation to purchase a security. Please read the Prospectus, including the Risk Discussion, carefully (when it becomes available) to understand the attributes and risks of this ETF before investing.” (emphasis added).

We respectfully submit that the shares of this Fund were available for legal sale under an effective registration statement and valid prospectus. Therefore, this press release should not be deemed a communication regarding those shares at a time when the issuer did not have an effective registration statement.

Comment 14: In the Fees and Expenses Section, you disclose that the fee waiver agreement will terminate one year from the commencement of the A&D Fund’s operations. Instruction 3(e) to Item 3 to Form N-1A requires, however, that the waiver be applicable for no less than one year from the effective date of the fund’s registration statement. As the A&D Fund’s operations commenced on January 3, 2023, and the Registration Statement is not yet effective, please revise accordingly.

Response: The Trust respectfully submits that it shall revise the disclosure accordingly.

Comment 15: We note the fee waiver will apply to the first $25 million in net assets. As the A&D Fund commenced operations on January 3, 2023, and according to the Trust’s website currently has total assets of $3.18 million, please qualify this disclosure by providing net asset value as of a recent date. Please also confirm supplementally that the A&D Fund does not anticipate assets exceeding $25 million in the first year, or revise the table and the expense example accordingly.

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Response: The Trust respectfully submits that it has provided the net asset value as of a recent date, accordingly. The Adviser believes that the Fund will not exceed $25 million in net assets in the first year.

Comment 16: On page 9, the disclosure regarding the A&D Fund’s principal investment strategy indicates that the sum of its investments in securities in the aerospace and defense industries will not necessarily represent at least 80% of assets. As Rule 35(d)(1) of the Investment Company Act of 1940 requires 80% of assets to be invested in investments in those industries, please revise accordingly.

Response: The Trust respectfully submits that it has made the requested changes.

Comment 17: On page 9, we note your disclosure describing the companies comprising the aerospace and defense industries. Please revise this disclosure to describe the specific criteria for determining whether a security is within the aerospace and defense industry. A reasonable definition of such a security might be based on, for example, an issuer receiving 50% of its revenue or profit from, or devoting 50% of its assets, to the aerospace and defense industries.

Response: The Trust respectfully submits that it shall revise the disclosure accordingly.

Comment 18: With regards to the disclosure contained on page 13, please confirm that once performance is included you will add disclosure explaining that the A&D Fund’s name and investment strategy changed on [date], and thus that performance before that date reflects performance under a different strategy. In addition, please revise the existing disclosure to indicate that the A&D Fund commenced operations on January 3, 2023, under its prior name and investment strategy, and briefly explain such strategy.

Response: The Trust confirms that the requested disclosure shall be added.

Comment 19: On page 13, please add the month and year that the portfolio manager began managing the A&D Fund.

Response: The Trust confirms that the requested disclosure shall be added.

Comment 20: On page 15, with regards to the first sentence describing the A&D Fund’s investment objective, we note that this disclosure is inconsistent with other disclosure in the prospectus indicating that the A&D Fund seeks a high level of total return on its assets with an emphasis on income, including the immediately succeeding disclosure as well as the investment objective suggested by the A&D Fund’s name. Please reconcile.

Response: The Trust confirms that it has made the requested change.

March 6, 2023

Comment 21: On page 20, with regards to the Sector Risk, as at least 80% of the A&D Fund’s assets must, under normal circumstances, be invested in investments in the aerospace and defense industries, please revise this disclosure and any related disclosure in the Statement of Additional Information (the “SAI”).

Response: The Trust respectfully submits that the Sector Risk will be revised accordingly to reflect the 80% policy of the A&D Fund.

Comment 22: On page 22, please provide the business experience of Lieutenant Colonel G. Anthony (Tony) Bancroft during the past five years. Refer to Item 10(a)(2) of Form N-1A in adding this disclosure.

Response: The Trust confirms that it has made the requested change.

Statement of Additional Information

Comment 23: On page 3 of the SAI, in the fourth sentence of the “General Information” section, please reconcile this disclosure with the disclosure in the prospectus indicating that the Equity Income Fund is also a non-diversified investment company. In addition, as required by Item 16(a) of Form N-1A, please explicitly identify those funds that are diversified.

Response: The Trust confirms that it has made the requested change.

Comment 24: On page 8 of the SAI, with regards to the last sentence under “Portfolio Turnover,” please revise this disclosure to reflect its applicability to both Funds and to reflect that the A&D Fund commenced operations on January 3, 2023.

Response: The Trust shall revise accordingly.

Comment 25: On page 11 of the SAI, under “Investment Restrictions,” please describe the A&D Fund’s policy with regard to concentrating investments in a particular industry or group of industries. Given the name and principal investment strategy of the A&D Fund, it appears the A&D Fund will be concentrating its investments in the aerospace and defense industries. In this regard, we note your disclosure regarding concentration risk in the prospectus and SAI. Please refer to Item 16(c)(1)(iv) of Form N-1A. In addition, we note that the A&D Fund previously went effective with a policy that it may not invest 25% or more of the value of its total assets in any one industry. Please explain to the Staff whether such policy was revised and when and how. Please disclose whether there was a shareholder vote to revise such policy.

Response: The Trust respectfully submits that the A&D Fund will be concentrating its investments in the aerospace and defense industries. The original Equity Income ETF (which has

March 6, 2023

been converted into the A&D Fund) did have a fundamental policy which prohibited a concentration of assets in one industry. However, this fundamental policy was changed via Board approval and filed with the SEC on December 29, 20222. No shareholder vote was held, or necessary, because at the time there were no shareholders in the Equity Income ETF.

Comment 26: On page 29 of the SAI, under “Ownership of Shares in the Fund,” and similarly on page 18 of the SAI, the disclosure suggests that there is no share ownership as neither of the Funds has launched yet. We note, however, that the A&D Fund launched on January 3, 2023 (under a different name). Please confirm that no portfolio manager, officer, or trustee owns shares of the A&D Fund and revise the disclosure to eliminate this suggestion.

Response: The Trust has updated the disclosure accordingly.

Sincerely,

/s/ Alexandra Marghella
Alexandra Marghella

CC:	Michael R. Rosella
John C. Ball
Peter Goldstein

2 Gabelli ETFs Trust 497 Statutory Trust and Gabelli ETFs Trust 497 Supplement